LIST OF SUBSIDIARIES


1.   SkyHook Technologies, Inc.  a Utah corporation

2.   ProHealth, Inc.  a Utah corporation

3.   Satellite Image Systems (Jamaica) Ltd.

4.   Magellan Service Company, a Utah corporation

5.   BioMeridian International, Inc. a Utah corporation